UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 14, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: November 14, 2007

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre 1055 West Georgia Street PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD MAKES GOOD PROGRESS IN
OPERATIONALIZING ITS PROJECTS

November 14, 2007, Vancouver, BC - Great Basin Gold Ltd ("Great Basin" or the "Company") (TSX:GBG; AMEX GBN; JSE: GBGOLD) continues to make good progress with the development of its two gold projects, the Hollister Project in Nevada, USA and the Burnstone Project in South Africa.

For the quarter ended September 30, 2007, the Company incurred a loss of $14.4 million before tax compared to a loss of $13.8 million for the quarter ended June 30, 2007. The 4% increase resulted mainly from an increase in exchange losses, which was partially offset by the $1.0 million received from the disposal of the Casino Property Option.

Operational and exploration costs decreased marginally, from $9.9 million in the June quarter to $9.4 million during the quarter under review. Of these costs, excluding stock-based compensation, $3.6 million was spent at Burnstone (June - $2.7 million) and $5.3 million (June - $7.0 million) was spent at Hollister. Stock-based compensation increased marginally to $1.9 million compared to $1.8 million recorded in the June quarter.

The Burnstone Project in South Africa is progressing well with development in the decline advancing to beyond 1,230 meters from the portal entrance. Total costs increased from $2.7 million in the June quarter to $3.6 million in the September quarter with the decline development, bulk sampling activities and construction of surface infrastructure still being the main focus. The raise boring of the vertical shaft, at a cost of $0.3 million, commenced in September and was subsequently completed in October.

At Hollister, $5.3 million was expensed on exploration and related costs during the September quarter. As part of the continued Stage II development, costs of $4.8 million were incurred in the September quarter (June - $3.7 million). The increase is mainly attributable to equipment rental and services of $1.2 million (June - $0.6 million) and operational costs of $1.7 million (June - $0.4 million). In line with activities to operationalize the project, environmental, socio-economic and land costs increased in the September quarter to $0.7 million compared to $0.08 million in the June quarter.

In addition to activities at Burnstone and Hollister, $0.5 million was incurred on exploration on new properties adjacent to Burnstone, and in Mozambique and Alaska (Ganes Creek). As these exploration activities were mainly early stage in nature, expenditure is expected to increase over the next few months as drilling gets underway in Mozambique and Alaska. Great Basin Gold recently announced a new $15 million exploration program planned to be spread over a 12 month period at its Hollister Property in Nevada.

As at 30 September 2007, the Company had cash resources of $69 million. In line, investment income increased from $0.8 million in June to $1.0 million in September, mainly due to interest earned on the increased cash in the bank. Subsequent to quarter end, the Company received $38 million upon conclusion of its BEE transaction with Tranter Burnstone Pty Ltd., increasing cash resources to approximately $100 million.

Ferdi Dippenaar, President and CEO commented: "Great Basin Gold is making good progress with the operationalization of its two projects. Our management teams at the two projects are preparing for what we believe will be an exciting and rewarding 2008. All the necessary activities which will allow for production at Hollister next year are well underway and at Burnstone development is on track to initiate bulk mining activities in the second half of the year."

Ferdi Dippenaar
President and CEO

Further information on the period ending September 30, 2007 see the Company's Management Discussion and Analysis and Financial Statements filed on www.sedar.com, available November 15, 2007.

For additional details on Great Basin Gold and its properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 11 301 1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.